Exhibit 99.1

For Immediate Release	Date: February 3, 2009

PHARMANET DEVELOPMENT GROUP AGREES TO BE ACQUIRED BY JLL PARTNERS.

JLL TO COMMENCE TENDER OFFER FOR ALL SHARES OF COMMON STOCK.

At a Price of $5.00 per Share in Cash

Princeton, NJ – February 3, 2009 – PharmaNet Development Group, Inc. (the “Company” or "PharmaNet") (NASDAQ: PDGI), a leading provider of clinical development services, today announced that it has signed a definitive merger agreement (“Merger Agreement”) with affiliates of JLL Partners, Inc. (“JLL”). Under the terms of the Merger Agreement, JLL will commence a tender offer to purchase all of the outstanding shares of PharmaNet at a price of $5.00 per share in cash, representing a significant premium to PharmaNet’s average closing price for the past thirty days.

The transaction values the Company's common stock at approximately $100 million. The transaction will be financed by a $250 million equity commitment from JLL which includes the necessary funds to retire the $144 million principal amount of the Company's outstanding convertible notes. The transaction is subject to the valid tender of a majority of PharmaNet common stock, regulatory approvals and other customary conditions, but it is not subject to any financing conditions. The parties expect the tender offer to close by the end of the first quarter of 2009.
PharmaNet's Board of Directors has approved the definitive Merger Agreement and the transactions contemplated thereby and have resolved to recommend that PharmaNet stockholders tender their shares in connection with the tender offer contemplated by the definitive Merger Agreement.

“The Board of Directors and I are very pleased to have a partner in JLL that recognizes the substantial value we have built in the PharmaNet Development Group franchise,'' said Jeffrey P. McMullen, President and Chief Executive Officer, PharmaNet Development Group, Inc. “We believe this transaction provides meaningful value to our stockholders while providing the solution to address the outstanding convertible notes.''

“PharmaNet Development Group is well-positioned as a leading provider of outsourced clinical development services with a global infrastructure and an excellent reputation,” said Ramsey Frank, Managing Director of JLL. "We look forward to working with the management team to enhance the Company’s growth prospects and expand its portfolio of services.”

The Merger Agreement provides for JLL to acquire PharmaNet in a two-step transaction. The first step will consist of a cash tender offer for all outstanding shares of PharmaNet common stock at a price of $5.00 per share in cash. In the second step, the tender offer will be followed by a merger in which any untendered outstanding shares of PharmaNet common stock will be converted into the right to receive the same cash price per share paid in the tender offer.

UBS Investment Bank is acting as exclusive financial advisor to PharmaNet, and Morgan, Lewis & Bockius, LLP is acting as PharmaNet’s legal counsel in the transaction. Latham & Watkins LLP is acting as legal counsel in the transaction to the Pharmanet Board of Directors.

Skadden, Arps, Slate, Meagher & Flom LLP is acting as JLL’s legal counsel in the transaction.

About PharmaNet Development Group, Inc.

PharmaNet Development Group, Inc., a global drug development services company, provides a comprehensive range of services to the pharmaceutical, biotechnology, generic drug and medical device industries. The Company offers early and late stage consulting, Phase I clinical studies and bioanalytical analyses, and Phase II, III and IV clinical development programs. With approximately 2,500 employees and 41 facilities throughout the world, PharmaNet is a recognized leader in outsourced clinical development. For more information, please visit our website at www.pharmanet.com.

About JLL Partners

JLL Partners is a New York-based leading private equity investment firm with $4.0 billion of capital under management. JLL’s investment philosophy is to partner with outstanding management teams and invest with them in companies that can continue to grow. JLL has invested in a variety of industries with a special focus on healthcare services and financial services. More information can be found on their website, www.jllpartners.com.

Important Information about the Tender Offer

This announcement and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of PharmaNet Development Group. The tender offer described herein has not yet been commenced. At the time the tender offer is commenced, JLL intends to file a tender offer statement on a Schedule TO containing an offer to purchase, a letter of transmittal and other related documents with the Securities and Exchange Commission. At the time the tender offer is commenced, PharmaNet Development Group, Inc. intends to file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 and, if required, will, file a proxy statement or information statement with the Securities and Exchange Commission in connection with the merger, the second step of the transaction, at a later date. Such documents will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of common stock of PharmaNet Development Group, Inc. The solicitation of offers to buy common stock of PharmaNet Development Group will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Stockholders are advised to read the offer to purchase and the letter of transmittal, the solicitation/recommendation statement, the proxy statement, the information statement and all related documents, if and when such documents are filed and become available, as they will contain important information about the tender offer and proposed merger. Stockholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission's website at http://www.sec.gov, or from the information agent JLL selects. In addition, copies of the solicitation/recommendation statement, the proxy statement and other filings containing information about PharmaNet Development Group, Inc., the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to PharmaNet Development Group, Inc. Attention: Anne-Marie Hess, Vice President, Investor Relations, at 504 Carnegie Center, Princeton, New Jersey 08540, or on PharmaNet Development Group’s corporate website at http://www.pharmanet.com.

Forward-Looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act") and are subject to a variety of risks and uncertainties. Additionally, words such as "seek," "intend," "believe," "plan," "estimate," "expect," "anticipate" and other similar expressions are forward-looking statements within the meaning of the Act. Such forward-looking statements include PharmaNet Development Group, Inc.’s decision to enter into an agreement to be acquired by JLL, the ability of PharmaNet Development Group, Inc. and JLL to complete the transaction contemplated by the definitive agreement, including the parties' ability to satisfy the conditions set forth in the merger agreement, and the possibility of any termination of the definitive agreement. The forward-looking statements contained in this press release are based on our current expectations, and those made at other times will be based on our expectations when the statements are made. Some or all of the results anticipated by these forward-looking statements may not occur. Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction, the risk and uncertainty in connection with a strategic alternative process, not having sufficient funds to pay the principal due upon conversion of the outstanding notes or to repurchase our outstanding notes, which we may be required to do beginning in August 2009, the impact of the current economic environment, the impact of our indebtedness on our financial condition or results of operations and the terms of our outstanding indebtedness limiting our activities, the impact of the investigation by the Securities and Exchange Commission, our limited insurance coverage in connection with the settled securities class action lawsuit, limited additional coverage for the recently settled derivative actions and associated future legal fees, the potential liability related to the recently filed securities class action lawsuit, the impact of ongoing tax audits, our ability to generate new client contracts and maintain our existing clients’ contracts, our evaluation of our backlog and the potential cancellation of contracts, the possibility we under-price our contracts or overrun cost estimates and the effect on our financial results by failure to receive approval for change orders and by delays in documenting change orders, our ability to implement our business strategy, international economic, political and other risks that could negatively affect our results of operations or financial position, changes in outsourcing trends and regulatory requirements affecting the branded pharmaceutical, biotechnology, generic drug and medical device industries, the reduction of expenditures by branded pharmaceutical, biotechnology, generic drug or medical device companies, actions or inspections by regulatory authorities and the impact on our clients’ decisions to not to award future contracts to us or to cancel existing contracts, the impact of healthcare reform, the fact that one or a limited number of clients may account for a large percentage of our revenues, the incurrence of significant taxes to repatriate funds, the fluctuation of our operating results from period to period, our assessment of our goodwill valuation, the impact of foreign currency fluctuations, tax law changes in Canada or in other foreign jurisdictions, investigations by governmental authorities regarding our inter-company transfer pricing policies or changes to their laws in a manner that could increase our effective tax rate or otherwise harm our business, our lack of the resources needed to compete effectively with larger competitors, our ability to continue to develop new assay methods for our analytical applications, or if our current assay methods are incorrect, our ability to compete with other entities offering bioanalytical laboratory services, our potential liability when conducting clinical trials, our handling and disposal of medical wastes, failure to comply with applicable governmental regulations, the loss of services of our key personnel and our ability to attract qualified staff, the continued effectiveness and availability of our information technology infrastructure, losses related to our self-insurance of our employees’ healthcare costs in the United States, our ability to attract suitable investigators and volunteers for our clinical trials, the material weaknesses relating to our internal controls, and risks and uncertainties associated with discontinued operations.

Further information can be found in the Company’s risk factors contained in its Annual Report on Form 10-K for the year ended December 31, 2007 and most recent filings. The Company does not undertake to update the disclosures made herein, and you are urged to read our filings with the Securities and Exchange Commission.

Contacts
PharmaNet: Anne-Marie Hess	JLL Partners: Peter Strothman
Phone: (609) 951-6842	Phone: (212) 210-9347
E-mail: ahess@pharmanet.com	E-mail: pstrothman@jllpartners.com

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